Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	March 24, 2023

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended December 31, 2022 (“Q4 2022” or the “Quarter”) and the year ended December 31, 2022 (the “Year”). It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the Year (the “Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in thousands of US Dollars, unless stated otherwise.

TABLE OF CONTENTS

1	OVERVIEW
2	HIGHLIGHTS
3	SUMMARY FINANCIAL RESULTS
4	OPERATIONS
	4.1	Safety, Health and Environment
	4.2	Social Investment and Contribution to the Zimbabwean Economy
	4.3	Gold Production
	4.4	Underground
	4.5	Metallurgical Plant
	4.6	Production Costs
	4.7	Capital Projects
	4.8	Indigenisation
	4.9	Zimbabwe Commercial Environment
	4.10	Opportunities and Outlook
	4.11	COVID-19
	4.12	Solar project
5	EXPLORATION
6	INVESTING
7	FINANCING
8	LIQUIDITY AND CAPITAL RESOURCES
9	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES
10	NON-IFRS MEASURES
11	RELATED PARTY TRANSACTIONS
12	CRITICAL ACCOUNTING ESTIMATES
13	FINANCIAL INSTRUMENTS
14	DIVIDEND POLICY
15	MANAGEMENT AND BOARD
16	SECURITIES OUTSTANDING
17	RISK ANALYSIS
18	FORWARD LOOKING STATEMENTS
19	CONTROLS
20	QUALIFIED PERSON

1.	OVERVIEW

Caledonia is a Zimbabwean focussed exploration, development and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket Mine (“Blanket”) and a 100% stake in the Bilboes, Motapa and Maligreen gold mining claims, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.	HIGHLIGHTS

	3 months ended December 31		12 months ended December 31		Comment
	2021	2022	2021	2022
Gold produced (oz)	18,604	21,049	67,476	80,775

Record annual gold production. The gold ounces produced in the Year were 19.7% higher than the previous year due to increased tonnes milled; gold produced in the Quarter was 13.1% higher than the comparable quarter due to increased tonnes milled offset by a lower grade and lower recovery.

On-mine cost per ounce ($/oz)[1]	740	814	742	735

On-mine cost per ounce in the Quarter increased by 10.0% from the comparable quarter due to higher operating costs due to higher consumables usage, inflationary pressures on key consumables and increases in RTGS$ denominated on-mine administrative costs. On-mine cost per ounce for the Year was 0.9% lower than the previous year due to the spreading of costs over more production ounces in the Year.

All-in sustaining cost (“AISC”)[1]	864	964	856	878

The AISC per ounce in the Quarter increased by 11.5% compared to the comparable quarter due to the higher on-mine cost per ounce and higher sustaining capital expenditure.

The AISC per ounce for the Year increased by 2.6% from the prior year due to higher administrative costs and sustaining capital expenditure.

Average realised gold price ($/oz)[1]	1,768	1,714	1,766	1,772	The average realised gold price reflects international spot prices.
Gross profit[2]	14,043	11,358	54,074	61,819

Gross profit for the Quarter decreased due to increased production costs and the lower realised gold price which outweighed the effect of increased production.

Gross profit for the Year increased due to higher production, a higher realised gold price and lower on-mine cost per ounce.

Net profit (loss) attributable to shareholders	4,222	(8,029)	18,405	17,903

Net loss for the Quarter includes higher production costs of $4.2m, a foreign exchange loss movement of $3m compared to the comparable quarter and an impairment of $8.2m in respect of prospective capital development areas not in the life of mine plan for mining areas above 750 metres. Net profit for the Year decreased predominantly due to higher taxes as a result of non-deductible expenditure for the Year incurred at a Group level.

Basic IFRS earnings per share (“EPS”) (cents)	33.3	(62.2)	148.6	135.5	IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS (cents)[1]	42.1	41.1	225.9	219.9	Adjusted EPS excludes net foreign exchange gains/(losses), inventory write-down, impairments, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities	9,099	6,823	30,903	42,615

Net cash from operating activities for the Year increased predominantly due to a reduction in net working capital reduced by a decrease in cash generated from operations before working capital changes. Net cash from operating activities in the Quarter decreased predominantly due to lower gross profit.

Net cash and cash equivalents	16,265	1,496	16,265	1,496	Net cash has reduced due to the high level of investment at Blanket and investment and expenditure on other projects.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document.  Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

Safety

Regrettably, a fatality occurred on February 21, 2022 and another on February 16, 2023. The fatalities occurred as a result of a vehicle accident underground and a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into these incidents. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures. Safety is discussed further in section 4.1.

Bilboes Gold acquisition and tribute transaction

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold Limited (“Bilboes Gold”), the parent company that owns, through its Zimbabwe subsidiary, Bilboes Holdings (Private) Limited (“Bilboes Holdings”), the Bilboes gold project in Zimbabwe (“Bilboes”). Bilboes is a large, high-grade gold (sulphide and oxide) deposit located approximately 75 km north of Bulawayo, Zimbabwe. The total consideration payable is 5,123,044 shares (the “Consideration Shares”) representing 28.5% of Caledonia’s fully diluted shares (although subject to adjustment as mentioned below) and a 1% net smelter royalty on the revenues arising from the project.

Under the transaction, 5% of the total consideration shares (256,152 shares (the "Deferred Shares")) have been retained by Caledonia in order to make any adjustments to the purchase price after completion to account for any extraordinary liabilities incurred prior to completion.

441,095 of the total consideration shares that would have been issued to Toziyana Resources Limited (“Toziyana”) (the "Escrow Shares") have been withheld by Caledonia to be issued to Shining Capital Holdings II LP (“Shining Capital”) in settlement of a separate commercial arrangement between Toziyana's holding company and Shining Capital's subsidiary Infinite Treasure Limited.  The issue of the Escrow Shares to Shining Capital is subject to Reserve Bank of Zimbabwe approval for the commercial arrangement between Toziyana's holding company and Infinite Treasure Limited.

Bilboes has NI43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold in 26.64 million tonnes at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold in 35.18 million tonnes at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold in 9.48 million tonnes at a grade of 1.89 g/t3.

The main objective at Bilboes is to construct a large, open-pit operation that addresses the sulphide material.  However, in the short term, a smaller mining and processing operation will focus on the remaining oxide material. Mining activities on the oxide project at Bilboes started in the first quarter of 2023 and it is expected that the project will start to produce gold from the end of March 2023 and generate a cumulative profit within six months of commencement of activity. The oxide project also has the benefit of an element of pre-stripping for the construction of the main development.

Record annual Production at Blanket Mine

Production for the Quarter was 21,049 ounces and 80,775 ounces for the Year. Production ounces represents a 13.1% increase from the comparable quarter and a 19.7% increase from the prior year. Production for the Year exceeded the top end of our expectations and represents a new annual production record. At December 31, 2022 a surface stockpile of approximately 2,500 tonnes of crushed ore containing approximately 247 ounces of recoverable gold was unprocessed and is included in the production numbers for the Year.

Mineral resource and reserve updates at Blanket Mine and Maligreen

Blanket Mine

On February 6, 2023 Caledonia announced that the total measured and indicated mineral resources estimate at Blanket, inclusive of mineral reserves, had increased by 52% to 1,095,000 ounces of gold in 10.72 million tonnes at a grade of 3.18g/t and the total mineral reserves estimate at Blanket had increased by 1% to 395,000 ounces of gold in 3.94 million tonnes at a grade of 3.12g/t compared to the amounts stated in the technical report summary exhibited to the Company’s annual report on Form 20-F for the year ending December 31, 20224.

3 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on July 21, 2022.

4 Refer to the announcement by the Company entitled “Mineral Resources and Reserves Update at the Blanket Mine” dated February 6, 2023.

The review of existing data, the completion of Central Shaft and the migration to digital estimation protocols allowed for an increase to the mineral resources estimate. The estimate was based on data at as March 31, 2022 for mineral resources and September 1, 2022 for mineral reserves.

A technical report detailing the above information was filed on SEDAR on March 13, 2023.5

Maligreen

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR6 updating the estimated mineral resources at Maligreen.  The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Acquisition of Motapa gold exploration project

On November 2, 2022 Caledonia announced that it had purchased Motapa Mining Company UK Limited, the parent company of a Zimbabwe subsidiary which holds a registered mining lease over the Motapa gold exploration property in Southern Zimbabwe ("Motapa").

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to Caledonia’s Bilboes gold project.

Motapa was formerly owned and explored by Anglo American Zimbabwe prior to its exit from the Zimbabwean gold sector in the late 1990s and is approximately 75km north of Bulawayo with a mining lease covering approximately 2,200 hectares.

Motapa has been mined throughout most of the second half of the 20th century; Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

Solar plant at Blanket Mine

Caledonia‘s wholly owned 12.2 MWac solar plant was connected to the Blanket grid in November, 2022. The solar plant was fully commissioned early February, is operating better than expected and is generating slightly more power than anticipated. The solar plant currently provides approximately 27%of Blanket's average electricity demand and has significantly reduced the diesel generator fuel consumption compared to the usage in 2022. The addition of the solar plant has reduced the frequency of interruptions to production due to power outages and has contributed to a reduction in the amount of diesel used in production and capital projects.

Changes to the board and management

The following changes to management and the board were announced during the Year and up to the date of this MD&A:

●	On January 20, 2022, Mr Dana Roets, Chief Operating Officer, was appointed to the board as an executive director.

5 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe", with effective date September 1, 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023.

6 Refer to technical report entitled "Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 3, 2022 prepared by Minxcon (Pty) Ltd and filed on SEDAR on November 7, 2022.

●	On February 28, 2022, Mr John McGloin resigned from the board as a non-executive director; and

●	On May 4, 2022, Mr Gordon Wylie was appointed to the board as an independent non-executive director with effect from May 5, 2022;

●	On July 1, 2022, Mr Chester Goodburn, previous Group Financial Manager, was appointed as Chief Financial Officer;

●

On July 1, 2022, Mr Mark Learmonth, previously Chief Financial Officer, was appointed as Chief Executive Officer to replace Mr Steve Curtis, who retired.  Mr Curtis remains a non-executive director of the Company and a consultant to the Group;

●	On January 6, 2023, Mr Victor Gapare, previous Chief Executive Officer of Bilboes Holdings, was appointed to the board as executive director;

Strategy and Outlook:  increased focus on growth opportunities

The immediate strategic focus is to:

●	maintain production at Blanket at the targeted rate of between 75,000 - 80,000 ounces range per annum from 2022;

●	re-commence deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby extending the life of mine;

●	commence oxide mining and processing operations at Bilboes with the objective to produce 12,500-17,000 ounces of gold in 2023; and

●	complete the Caledonia feasibility study on the Bilboes sulphide project to estimate the funding requirements and commence development of the sulphides project.

Subject to the availability of funds, Caledonia will continue geological evaluations at Maligreen and Blanket Mine and commence geological evaluation at Motapa.

The strategy and outlook of Caledonia is further discussed in section 4.10 of this MD&A.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter, the 12 months to December 31, 2022 and their prior period comparable amounts prepared under IFRS.

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

($’000’s)	3 months ended		12 months ended
	Dec-31		Dec-31

	2021	2022	2020	2021	2022
Revenue	32,136	34,178	100,002	121,329	142,082
Royalty	(1,612)	(1,716)	(5,007)	(6,083)	(7,124)
Production costs	(14,178)	(18,335)	(43,711)	(53,126)	(62,998)
Depreciation	(2,303)	(2,769)	(4,628)	(8,046)	(10,141)
Gross profit	14,043	11,358	46,656	54,074	61,819
Other income	4	43	4,765	46	60
Other expenses	(1,741)	(9,947)	(5,315)	(7,136)	(11,782)
Administrative expenses	(3,830)	(3,873)	(7,997)	(9,091)	(11,941)
Net foreign exchange gain/(loss)	843	(2,229)	4,305	1,184	4,411
Cash-settled share-based expense	(51)	(274)	(1,413)	(477)	(609)
Equity-settled share-based expense	-	(308)	-	-	(484)
Net derivative financial instrument expenses	(133)	(38)	(266)	(240)	(1,198)
Operating profit	9,135	(5,268)	40,735	38,360	40,276
Net finance costs	(7)	(340)	(305)	(361)	(640)
Profit before tax	9,128	(5,608)	40,430	37,999	39,636
Tax expense	(3,539)	(2,719)	(15,173)	(14,857)	(16,770)
Profit/(loss) for the period	5,589	(8,327)	25,257	23,142	22,866

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(382)	396	(173)	(531)	(462)
Total comprehensive income for the period	5,207	(7,931)	25,084	22,611	22,404

Profit attributable to:
Owners of the Company	4,222	(8,029)	20,780	18,405	17,903
Non-controlling interests	1,367	(298)	4,477	4,737	4,963
Profit for the period	5,589	(8,327)	25,257	23,142	22,866

Total comprehensive income attributable to:
Owners of the Company	3,840	(7,633)	20,607	17,874	17,441
Non-controlling interests	1,367	(298)	4,477	4,737	4,963
Total comprehensive income for the period	5,207	(7,931)	25,084	22,611	22,404

Earnings per share (cents)
Basic	33.3	(62.2)	173.4	148.6	135.5
Diluted	33.3	(62.2)	173.2	148.5	135.4
Adjusted earnings per share (cents)[7]
Basic	42.1	41.1	204.2	225.9	219.9
Dividends declared per share (cents)	14.0	28.0	33.5	50.0	70.0

7 Non-IFRS measures such as “adjusted EPS” are used throughout this document.  Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

Revenue in the Quarter was 6.4% higher than the comparable quarter due to a 9.7% increase in the quantity of gold sold partly offset by a 3.1% reduction in the average gold price obtained from $1,768 per ounce in the comparable quarter to $1,714 per ounce in the Quarter. Revenue for the Year was 17.1% higher than in 2021 due to a 16.7% increase in gold ounces sold.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% for the Year.

Production costs increased by 29.3% in the Quarter compared to the comparable quarter; production costs for the Year increased by 18.6% compared to 2021 due to higher production tonnages. The on-mine cost per ounce increased by 10% in the Quarter from the comparable quarter.

Production costs in the Quarter increased due to inflationary pressures on consumable expenditures that contributed to a $15 per ounce increase in on-mine cost per ounce. Inflationary increases were incurred on key consumables such as explosives, diesel, cyanide, carbon, lime and steel products (rods, steel balls, and drill steels). High mining consumables usage added $13 per ounce to the production cost. High usage of explosives was due to achievement of lower advances per blast and secondary blasting activities. Year end inventory write downs equating to $563 for the year, largely on decommissioned drill rig spares, contributed to a $29 increase in the production cost per ounce. RTGS$ denominated administrative costs increases, predominantly to local authorities, further contributed to a $9 increase in cost per ounce.

Year to date on mine cost per ounce was 0.9% lower than the prior year due to higher production which spread production costs over more ounces sold.

The AISC per ounce in the Quarter increased by 11.5% from the comparable quarter and was 2.6% higher for the Year compared to 2021, due to the higher production cost, sustaining capital expenditure and higher administrative expenses.

The on-mine cost per ounce and the AISC per ounce increased in the Quarter compared to the comparable quarter as illustrated in the graphs below.

Administrative expenses are detailed in note 11 to the Consolidated Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Administrative expenses in the Quarter were 1.1% higher than the comparable quarter and 31.3% higher for the Year compared to 2021. Administrative costs for the Year increased due to advisory services fees of $1.1 million incurred to complete the acquisitions of Bilboes and Motapa. Increased Johannesburg based technical services were appointed due to the increase in production at Blanket and to build up the skills required to perform the Caledonia feasibility study for the Bilboes sulphides project.

The depreciation charge in the Quarter increased because of increased production (fixed assets are depreciated over production ounces) on the Central Shaft assets following its commissioning at the end of March 2021.

Other expenses are detailed in note 10 to the Consolidated Financial Statements and include an impairment expense on property, plant and equipment of $8,209. The impairment of the capital development areas, classified as property, plant and equipment in the Consolidated Financial Position, predominantly relates to prospective areas above 750 metres which are not included in the current life of mine plan. Other expenses also include community and social responsibility (“CSR”) expenses of $897, $830 spent to maintain the operating integrity of Bilboes before completion of the acquisition and an impairment expense of $467 was incurred on the accumulated expenditures incurred on the Connemara North exploration project in the prior year. Intermediated monetary transaction tax (“IMTT”) charged by the Zimbabwean government increased to $1,378 for the Year due to the presidential announcement made on May 7, 2022 to increase the IMTT charges on all domestic foreign currency transfers from 2% to 4%.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the USD. Large foreign exchange movements arose due to the significant devaluation of the RTGS$ to the USD which is discussed in section 4.9 of this MD&A.  The net foreign exchange movement in the Quarter was significantly higher than in the comparable quarter due to an increase in RTGS$ net denominated monetary assets in 2022 compared to 2021.

The tax expense comprised of the following:

Analysis of consolidated tax expense/(credit) for the Year
($’000’s)	Zimbabwe	South Africa	UK	Total
Income tax	8,451	210	-	8,661
Withholding tax
Management fee	-	174	-	174
Deemed dividend	247	-	-	247
CHZ dividends to GMS-UK	-	-	850	850
Deferred tax	6,970	(132)	-	6,838
	15,668	252	850	16,770

The overall effective taxation rate for the Quarter was (48.5%) (2021: 38.8%); Year was 42.3% (2021: 39.1%). The effective tax rates calculated in the USD functional currency are not comparable between periods predominantly due to the Zimbabwean taxable income calculated in RTGS$. Further, as 100% of capital expenditure is tax deductible in the year in which it is incurred for tax and depreciation commences when the project enters production, timing differences can alter the effective tax rate based on the capital expenditure for a quarter. Large devaluations in the RTGS$ against the USD reduce the income tax paid and the deferred tax liability. Income tax payments are made in the same proportion of RTGS$ and USD as revenue is received. Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment. The enacted income tax rate in Zimbabwe remained unchanged at 24.72% (2021: 24.72%). The majority of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

IFRS basic EPS for the Quarter decreased by 286.9% from 33.3 cents in the comparable quarter to a 62.2 cents loss; IFRS basic EPS for the Year decreased by 8.8% from 148.6 cents in the prior Year to 135.5 cents. Adjusted EPS for the Quarter excludes inter alia the effect of foreign net exchange movements, inventory write downs, impairments of capital development not in the life of mine plan for mining areas above 750 metres and deferred tax. Adjusted EPS reduced by 2.4% from 42.1 cents in the comparable quarter to 41.1 cents due to higher production cost. Adjusted EPS for the Year decreased by 2.7% from 225.9 cents to 219.9 cents. A reconciliation from IFRS EPS to adjusted EPS is set out in section 10.3.

5 dividend tranches of $14 cents per share were announced during the Year. 2 tranches of $14 cents per share were announced in the Quarter on October 3, 2022 and December 30, 2022. However the $14 cents dividend per share tranche announced on December 30, 2022 was paid on January 27, 2023. Caledonia’s dividends are discussed further in section 14.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020 prepared under IFRS.

Condensed Consolidated Statements of Cash Flows
($’000’s)
	12 months ended December 31
	2020	2021	2022

Cash generated from operations	37,967	38,703	49,657
Interest received	56	14	17
Net finance costs paid	(405)	(388)	(192)
Tax paid	(6,656)	(7,426)	(6,866)
Net cash from operating activities	30,962	30,903	42,616

Cash flows used in investing activities
Acquisition of property, plant and equipment	(25,081)	(32,112)	(41,495)
Acquisition of exploration and evaluation assets	(2,759)	(5,717)	(2,596)
(Purchase of)/Proceeds from derivative financial assets	(1,058)	1,066	-
Proceeds from sale of assets held for sale	-	500	-
Proceeds from disposal of subsidiary	900	340	-
Acquisition of put options	-	-	(478)
Net cash used in investing activities	(27,998)	(35,923)	(44,569)

Cash flows from financing activities
Dividends paid	(4,542)	(8,069)	(8,906)
Proceeds from/(repayment of) gold loan	-	2,752	(3,698)
Proceeds from call options	-	208	240
Term loan repayments	(574)	(361)	-
Payment of lease liabilities	(118)	(129)	(150)
Shares issued - equity raise (net of transaction cost)	12,538	7,806	-
Proceeds share options exercised	30	165	-
Net cash from/(used in) financing activities	7,334	2,372	(12,514)

Net increase/(decrease) in cash and cash equivalents	10,298	(2,648)	(14,467)
Effect of exchange rate fluctuations on cash and cash equivalents	(99)	(179)	(302)
Net cash and cash equivalents at beginning of the period	8,893	19,092	16,265
Net cash and cash equivalents at end of the year	19,092	16,265	1,496

Cash generated from operating activities is detailed in note 31 to the Consolidated Financial Statements, showing that cash generated by operations before working capital changes in the Year was $47.8 million, 3.8% lower than $49.7 million in the previous year. Working capital inflows for the Year amounted to $1.9 million.

Tax paid in the Year excludes an amount payable at December 31, 2022 of $1.3 million. The amount will be partially paid after year end and partially offset against the VAT receivable.

Investment in property, plant and equipment remains high due to the continued investment in capital development at Blanket, which is discussed further in section 4.7 of this MD&A in sustaining capital investment and includes $12.2 million of investment in the solar project as discussed in section 4.12.

The acquisition of exploration and evaluation assets relates to the ongoing work at the Maligreen claims, a $1 million payment towards the Motapa acquisition and geological evaluations as discussed further in section 5.

Dividends for the Year comprise $7.1 million paid to shareholders of the Company and $1.8 million to Blanket’s minority shareholders as discussed in section 14. A dividend of $14 cents per share was announced on December 30, 2022 and was payable at the end of January 2023. Accordingly, the last dividend comprising an amount of $1.9 million was included as part of Shareholders for dividend in note 30 of the Consolidated Financial Statements.

The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2022, December 31, 2021 and December 31, 2020 prepared under IFRS.

Summarised Consolidated Statements of Financial Position
($’000’s)	As at	Dec-31	Dec-31	Dec-31
		2020	2021	2022
Total non-current assets		133,334	157,944	196,764
Inventories		16,798	20,812	18,334
Prepayments		1,974	6,930	3,693
Trade and other receivables		4,962	7,938	9,185
Income tax receivable		76	101	40
Cash and cash equivalents		19,092	17,152	6,735
Derivative financial assets		1,184	-	440
Asset held for sale		500	-	-
Total assets		177,920	210,877	235,191
Total non-current liabilities		9,913	12,633	9,291
Loan notes payable		-	-	7,104
Loans and borrowings - short term portion		408	-	-
Lease liabilities – short term portion		61	134	132
Trade and other payables		8,664	9,957	17,454
Derivative financial liabilities		-	3,095	-
Income tax payable		495	1,562	1,324
Overdraft		-	887	5,239
Cash-settled share-based payments - short term portion		336	2,053	1,188
Total liabilities		19,877	30,321	41,732
Total equity		158,043	180,556	193,459
Total equity and liabilities		177,920	210,877	235,191

Non-current assets increased due to the investment at Blanket in the Central Shaft and related infrastructure, electrical infrastructure and sustaining investment; investment in the solar project; and the acquisition and investments in exploration and evaluation properties.

Inventory levels at Blanket reduced by $2.4 million and gold work in progress and ore stockpile increased by $0.4 million because mine production exceeded milling capacity for much of 2022 until milling capacity was increased in September 2022 after the commissioning of ball mill 10 (“BM10”). Inventories include 1,123 ounces of gold work-in-progress (December 2021: 443 ounces), and approximately 247 ounces (December 2021: 174 ounces) of recoverable gold.

Prepayments represent deposits and advance payments for goods and services. Prepayments decreased largely due to the reduction in prepayments in respect of the solar project that was fully commission in early February 2023. The Bilboes oxide prepayment of $877 relates to supplier prepayments made in anticipation of the mining activities at the Bilboes oxide project. This amount is expected to be recovered through revenue generated by the Bilboes oxide project from March 2023 onwards.

On August 1, 2022 the Group obtained approval from the Ministry of Mines and Mine Development for the tribute arrangement that allows Caledonia to mine the oxide portion of the Bilboes claims as discussed in section 4.10 of this MD&A. This is accounted for as a separate acquisition of a portion of the greater Bilboes transaction. The expected cost to restore the property, plant and equipment that is relevant to the oxide claims is estimated to be $0.9 million. The amount is to be offset against the purchase price of the acquisition following completion in January 2023.

Trade and other receivables are detailed in note 22 to the Consolidated Financial Statements and include $7.4 million (December 31, 2021: $4.5 million) due from Fidelity Gold Refinery (Private) Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”) in respect of gold deliveries prior to the close of business on December 31, 2022 and $1 million (December 31, 2021: $3.2 million) due from the Zimbabwe Government in respect of VAT refunds. The increased receivable due from Fidelity reflects the higher gold production and a larger delivery of gold at the end of the Quarter and Year. The full amount due from Fidelity in respect of gold deliveries was received as it fell due in January 2023. Also included in trade and other receivables is an amount of $0.7 million that relates to the VAT and duties tax, on the import of solar equipment, to be refunded to Caledonia Mining Services (Private) Limited (“CMS”).

Trade and other payables includes an amount payable to Voltalia Portugal S.A. in relation to construction of the solar plant of $1.8 million as discussed in section 4.12 of this MD&A.

Derivative financial liabilities decreased due to the gold loan that was repaid in full in the second quarter of 2022 and the significant decrease in the option valuations of the remaining options, as discussed in section 7 of this MD&A. The Derivative financial assets consist of put options purchased on December 22, 2022 from Auramet Trading LLC to hedge 16,672 ounces of gold from February 2023 to May 2023 at a strike price of $1,750.  These options were purchased to hedge the Company against gold prices below $1,750 for the quantity of ounces hedged.

The decrease in the cash-settled share-based payments value is due to awards that vested in the first quarter of 2022 and new awards granted to named executive officers (“NEOs”) are categorised as equity-settled share-based payments in the Year.

The distribution of the consolidated cash across the jurisdictions where the Group operates was as follows:

Geographical location of cash ($’000’s)
As at	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2022	2022	2022	2022
Zimbabwe	5,842	8,868	883	(2,160)
South Africa	1,861	878	932	694
UK/Jersey	6,727	1,116	4,352	2,962
Total net cash and cash equivalents	14,430	10,862	6,167	1,496

Included in the cash and cash equivalents is a restricted cash amount of US$1 million (denominated in RTGS$) held by Blanket Mine which has been earmarked to Stanbic Bank Zimbabwe as a letter of credit in favor of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 in RTGS$ and has a 90-day conversion tenure. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rand, on January 13, 2023. On July 11, 2022, August 30, 2022 and November 1, 2022 $4 million, $2 million and $1.4 million was transferred from CHZ to CMSA.

The short-term portion of the cash-settled share-based payment liability is in respect of awards made to certain employees at Caledonia, CMSA and Blanket in terms of the Company’s Omnibus Equity Incentive Compensation Plan (“OEICP”). The awards (other than those made to the NEOs in 2022 which only settle in shares) can be settled in cash or, subject to conditions, shares at the option of the recipient. Of the liability outstanding at Year end $2 million was settled in January 2023.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
share amounts)	2021	2021	2021	2021	2022	2022	2022	2022
Revenues	25,720	29,977	33,496	32,136	35,072	36,992	35,840	34,178
Profit/(loss) attributable to owners of the Company	4,550	2,694	6,939	4,222	5,940	11,378	8,614	(8,029)
EPS – basic (cents)	37.3	21.1	56.8	33.3	44.6	87.7	63.3	(62.2)
EPS – diluted (cents)	37.2	21.1	56.7	33.3	44.6	87.7	63.3	(62.2)
Net cash and cash equivalents	13,027	16,669	34,178	16,265	14,430	10,862	6,167	1,496

Fluctuations in profit attributable to owners of the Company on a quarterly and annual basis are due to, inter alia, substantial foreign exchange profits, inventory write-downs and other non-cash items as discussed in the relevant MD&As and financial statements.

4.	OPERATIONS

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Fatal	0	0	0	0	1	0	0	0
Lost time injury	0	1	0	2	0	2	1	1
Restricted work activity	4	0	1	1	0	1	1	2
First aid	0	0	1	0	2	3	0	0
Medical aid	2	5	6	8	6	3	1	2
Occupational illness	0	0	0	0	0	0	0	0
Total	6	6	8	11	9	9	3	5
Incidents	17	9	26	10	9	10	14	6
Near misses	11	3	6	2	4	7	6	1
Disability Injury Frequency Rate	0.53	0.14	0.12	0.24	0.12	0.36	0.22	0.33
Total Injury Frequency Rate	0.79	0.85	0.98	1.58	1.07	1.08	0.34	0.56
Man-hours worked (000’s)	1,509	1,418	1,629	1,643	1,686	1,672	1,788	1,801

The Nyanzvi safety training initiative was resumed in the previous quarter as COVID-19 restrictions were relaxed.

Regrettably, a fatality occurred on February 21, 2022 and another on February 16, 2023. The fatalities occurred as a result of a vehicle accident underground and a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incidents. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	-	12,319	3,522	15,876
Year	2015	50	-	7,376	2,455	9,881
Year	2016	12	-	10,637	2,923	13,572
Year	2017	5	-	11,988	3,498	15,491
Year	2018	4	-	10,140	3,426	13,570
Year	2019	47	-	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Q1	2022	153	-	4,091	1,758	6,002
Q2	2022	94	600	5,014	1,854	7,562
Q3	2022	92	600	5,780	1,796	8,268
Q4	2022	549	-	4,299	1,716	6,564
Year	2022	888	1,200	19,184	7,124	28,396

CSR initiatives fall under six pillars of education, health, women empowerment and agriculture, environment, charity and youth empowerment.

Highlights of the CSR initiatives during the Quarter include the drilling of 20 boreholes in the Gwanda community area in conjunction with GCSOT.

At Sitezi, water was successfully harnessed from Thuli River using the sand abstraction method to supply potable water to Sitezi primary and secondary schools, Enqameni Youth Reflection Centre, and Sitezi clinic.

Beds and linen were procured for Sitezi clinic. IT equipment was also procured for Sitezi secondary school and the Youth Reflection Centre - 35 desktop computers and a server for the secondary school computer science laboratory, 7 laptop computers and 15 digital interactive boards for the two schools were supplied.

Desks and chairs for 390 learners were also procured for Sitezi primary and secondary schools. 17 staff desks were also acquired for the two schools.

GCSOT was paid $1.2 million in dividends during the Year. The dividend represents the full entitlement on GCSOT’s 10% shareholding in Blanket for the period, as discussed further in section 4.8.

4.3	Gold Production

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2020	597,962	3.21	93.8	57,899
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
Q3	2022	198,495	3.53	93.6	21,120
Q4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
January	2023	52,752	3.25	93.4	5,167
February	2023	52,402	3.10	94.3	4,928

Gold production for the Quarter was 13.1% higher than the comparable quarter due to a 21.3% increase in tonnes milled. Gold production for the Year was 19.7% higher than 2021. Production for 2022 was a new record and exceeded the Company’s guidance for the Year. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

An ore stockpile of approximately 2,500 tonnes (December 2021:  1,714 tonnes) existed at Quarter end due to the rate of mining and hoisting exceeding the milling capacity for much of 2022.

Production in January and February was adversely affected by a several factors including the temporary failures of certain items of equipment and the scaling of the hanging wall in several areas which has caused blockages in the ore handling system.  Management is confident that the remediating measures that have been taken will result in a recovery in production such that Blanket will achieve its production guidance for 2023 of between 75 and 80,000 ounces of gold.

4.4	Underground

Tonnes milled in the Quarter were 21.3% higher than the comparable quarter; the Year was 13.0% higher than 2021. The increased production is due to the commissioning of the Central Shaft at the end of March 2021; Central Shaft currently handles most of the development waste, which creates capacity at No. 4 Shaft to hoist ore.  From the end of the Quarter the Central Shaft was hoisting a combination of waste and ore.

4.5	Metallurgical Plant

Recoveries in the Quarter were 93.7% compared to 94.3% in the comparable quarter; recoveries in the Year were 93.8% compared to 93.9% in 2021.

Capacity constraints in the metallurgical plant were alleviated in the Quarter due to the commissioning of the new ball mill (BM10) and the repair of BM7. Power cuts and repairs and maintenance to the primary, secondary crushers and the gearbox of BM8 reduced the tonnes milled during the Quarter.

The installation of BM10 and repairs increased the metallurgical production capacity to 2,400 tonnes per day. The increased milling capacity enabled Blanket to increase tonnage milled from 1,976 tonnes per day during June, 2022 to 2,351 tonnes per day.

During the Quarter, Blanket finished construction of a conveyor and crushing system to feed ore from the Central Shaft to a primary crusher from which it will be transported to the metallurgical plant which is located approximately 800 metres away, close to the No. 4 Shaft. The project was commissioned in November 2022.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.

On-mine cost per ounce[7], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.

All-in sustaining cost per ounce[7], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue; and

iii.

All-in cost per ounce[7], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold
(US$/ounce)
	3 months ended December 31		12 months ended December 31
	2021	2022	2021	2022
On-mine cost per ounce[8]	740	814	742	735
All-in sustaining cost per ounce[8]	864	964	856	878
All-in cost per ounce[8]	1,533	1,678	1,427	1,588

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine cost

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance.  Production costs are detailed in note 9 to the Consolidated Financial Statements. On-mine costs include the procurement margin paid to CMSA. CMSA purchasing represents a fair value that Blanket would pay for consumables if they were sourced from a third party.

On-mine cost per ounce for the Quarter was 10% higher than the comparable quarter due to the increased production costs as discussed in section 3 of this MD&A. On-mine cost increases were partly offset by a lower electricity charge due to the free test electricity from the solar plant during its commissioning phase (Nov-Jan) and the installation of two autotap changers on the No. 4 Shaft incoming electricity supply line which reduced the frequency of power interruptions resulting from power surges and significantly reduced the generator use to support production and hence the power expense incurred during the Quarter.

On-mine cost per ounce for the Year are within the guidance range of between $669 to $736 per ounce.

All-in sustaining cost

All-in sustaining cost excludes the intercompany procurement margin as this reflects the consolidated cost incurred at the Group level.  The all-in sustaining cost per ounce for the Quarter and the Year were 11.5% and 2.6% higher respectively than the comparable periods due to the higher administrative costs as discussed in section 3 of this MD&A as well as higher sustaining capital expenditure. Inventory write downs of drill rigs were excluded from all-in sustaining cost as the cost is not representative of normal production costs but rather the discontinuation of spares for the particular type of drill rig and spares purchased. The drill rig and spares were written down to net realisable value in the Quarter. All-in sustaining cost per ounce for the Year of $878 per ounce was below the guidance range of between $880 to $970 per ounce (excluding CSR expenditure).

8On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures.  Refer to section 10 for a reconciliation of these amounts to IFRS.

All-in cost

All-in cost includes investment in expansion projects at Blanket which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

4.7	Capital Projects

The main capital development project is the infrastructure which will allow for production at 30 and 34 levels below the current operations; another level (38 level) is intended to be added in due course via a decline construction. Central Shaft is currently being used to hoist development waste, people and material – thereby freeing up capacity at No. 4 Shaft to hoist ore.  Work in the Quarter at Central Shaft included construction of the grizzly rock passes at the ore passes on 26 and 30 levels that is 50% complete, mining of the clear and dirty water sumps at 34 level, and the completion of the raise boring return airway connecting 30 and 34 level and the conveyor and primary crushing plant on surface.  Development from Central Shaft has continued northwards and southwards on 26, 30 and 34 levels towards AR South and Eroica. The total development metres achieved in the Quarter was 582 metres compared to 1,527 metres in the previous quarter and the budgeted advance of 800 metres.

In addition to the Central Shaft, work continued on the following developments:

●

Eroica Decline 3:  this decline will continue down to the 30 and 34 levels (990m and 1,110m below collar, respectively) and will connect to the haulages from Central Shaft.  Progress in the Quarter was stopped at 870 metres to allow for level development to take place;

●

930-meter haulage: this haulage was mined from the bottom of decline 4 in the Blanket section designed to facilitate the opening up and development of the BQR and 3 Orebody zones. This work has been accomplished successfully and the updip development has since linked to 870m level some 60m above. This connection has improved access and ventilation allowing for rapid strike development to take place on multiple sublevels. It is currently ongoing along the 2 orebody section. This is an area with higher than average mine grades.

The Caledonia board has approved approximately $3 million capital programme to address the remaining issues relating to the electricity supply from the grid which includes installing capacitors to improve the power utilization efficiency and installing further autotap changers to stabilize the power at Central Shaft. The table below shows spending on capital development projects for the twelve months to the end of the Quarter:

Capital development	$’m
Central Shaft incl. infrastructure development	9.7
Capital development ends	5.7
Power	5.6
TOTAL	21.0

4.8	Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share.  This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders.  The outstanding balance of the facilitation loans at December 31, 2022 was $15.0 million (December 31, 2021: $16.7). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders.  The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013.

The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Dividends to GCSOT after that date are unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 6 to the Consolidated Financial Statements.

4.9	Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

●	Although there continues to be a shortage of foreign currency in Zimbabwe, Blanket has had satisfactory access to foreign exchange to date.

●

The rate of local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) annual inflation increased from 61% by January 2022 to 244% by December 2022 which is the highest reading since April 2021. A high rate of RTGS$ inflation has little effect on Blanket’s operations because Blanket’s employees are paid in US Dollars. A large portion of Blanket’s other inputs are denominated in US Dollars.

●

Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS$ accounts which can only be used for domestic transactions.

●

On February 20, 2019 the RBZ allowed limited inter-bank trading between currency held in the RTGS$ system and the FCA system.  Prior to this, the RBZ had stipulated that a Dollar in the RTGS$ system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
June 30, 2022	370.96
September 30, 2022	621.89
December 31, 2022	684.33
March 17, 2023	913.67

●

The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020.  On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate.  RTGS$ denominated goods and services are typically priced using a US Dollar reference point to which the informal exchange rate is applied.  The official exchange rate does not reflect the local rate of inflation.

●

Prior to May 26, 2020, 55% of the sale proceeds were received in US Dollars and the balance was received in RTGS$. From May 26, 2020 gold producers received 70% of their sale proceeds in US Dollars and the balance was received in RTGS$.  With effect from 7 January 2021, gold producers received 60% of their revenues in US Dollars and the balance in RTGS$.

●

After the reduction in the proportion of revenues received in US Dollars from 70% to 60% with effect from January 7, 2021, Blanket participated in the weekly auction system to access the resultant shortfall in US Dollars.   From early June 2021, Blanket and other gold producers were excluded from the weekly auctions on the grounds that they are deemed to be exporters and therefore do not qualify to participate.  Blanket subsequently secured allocations of foreign exchange from the RBZ to compensate for its exclusion from the auctions.  As at the date of this MD&A, Blanket has not accumulated excess local currency.

●

In June 2021 the RBZ announced that companies whose shares are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars.  Blanket subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum).  In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021.    As Blanket intends to increase its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold from 2022 onwards, a listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in local currency.  Accordingly in December 2021 Caledonia obtained a secondary listing on the VFEX.  Blanket has received all amounts due in terms of the policy.

●

In addition to the higher proportion of revenues payable in US Dollars (as outlined above), gold producers are allowed to directly export incremental production. Management has engaged with relevant parties to obtain the necessary clarifications; Caledonia has been “on-boarded” with a refiner that is accredited to the London Bullion Market Association, and it is expected that the first direct shipment and sale of incremental gold via this new mechanism will be made in the second Quarter of 2023.

●

On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023.  The Company is currently awaiting a response from the RBZ as to whether the confirmations from the RBZ that the Bilboes project would be able to keep 100% of its revenue in US Dollars remain intact.

●

Throughout these developments and to the date of issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

●

Blanket sells its gold production to Fidelity, which refines and on-sells the gold into the international market.  During the first quarter of 2021, responsibility for making payments for gold deliveries from Blanket moved from the RBZ to its gold refining subsidiary Fidelity. This move simplified and improved the mechanism for making payments for gold and the new system is operating well.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant production risk at Blanket. During the Year, Blanket experienced interruptions to its power supply from the grid due to an imbalance between electricity demand and supply. The supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment. In the absence of equipment to control these surges, Blanket switched from grid power to diesel power if it experienced significant power surges – although this allows activity to continue, supplementary generator use increases the production and capital expenditure at Blanket. The continued deterioration in the ZESA supply means that the power factor regularly fell to 60%, which meant that Blanket was effectively paying for 100% of the power but received only 60% and the power supply is subject to outages.

The following initiatives have been implemented or are planned to alleviate the power issues:

●	Increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis.

●

On the incoming ZESA supply line at the No. 4 Shaft, Blanket installed two 10MVA auto tap transformers to protect equipment at No. 4 Shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply. Following the installation of these transformers, Blanket has used less diesel in the production of gold.

●

On the incoming ZESA supply line at the Central Shaft, two 10MVA autotap transformers were installed in the Quarter at a cost of $0.9 million. This installation reduced the voltage fluctuations and reduced the power cost and diesel usage allocated to capital projects during the Quarter and thereafter should reduce operational expenditure when the Central Shaft starts to hoist ore.

●

Caledonia’s 12.2 MWac solar plant, fully commissioned early February 2023, provides approximately 27% of Blanket’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022. The project was completed at a  cost of $14.3 million in 2023 (including construction costs and other project planning, structuring, funding and administration costs). This is discussed further in section 4.12.

●

Management is in discussion with the Zimbabwean power utility to obtain an improved supply of electricity. This may include an additional supply line that will result in fewer outages and a power supply that has a higher power factor. Blanket may potentially pay a different KWh rate for this supply line. At the date of approval of this MD&A no agreement with ZESA had been concluded.

●

Management continues to engage with the Intensive Energy User Group regarding the import of electricity from power producers in Zambia and Mozambique and for this power to be wheeled via the Zimbabwe grid to Blanket.  If these discussions are successful, it is expected that Blanket’s continuity of electricity supply will improve.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2021/2022 rainy season has been adequate, and management believes water supply is satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

●

A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020, the royalty is allowable as a deductible expense for the calculation of income tax. On October 9, 2022, the Zimbabwean government announced that 50% of royalty payments will be payable in gold. The announcement was effective October 1, 2022 but no guidance has been received from government on how this will be implemented. Management does not expect a material effect due to this announcement.

●	With effect from February 4, 2022 the 5% royalty was payable in the same proportions of currencies as revenues are received.

●

Income tax is levied at 24.72% (2021: 24.72%) on taxable income as adjusted for tax deductions. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial accounts prepared in RTGS$, which has significantly reduced the deferred tax liability. Large devaluations in the RTGS$ to the USD would reduce the deferred tax liability.

●	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.10	Opportunities and Outlook

Blanket Mine

As discussed in section 4.7, following the commissioning of the Central Shaft, production is expected to be maintained between 75,000 - 80,000 ounces per annum onwards. The Central Shaft will also create the operational flexibility to establish drilling platforms and resume deep-level exploration drilling. Refer to section 5 for the update to Blanket Mine’s mineral resources and mineral reserves.

Production Guidance

Consolidated production guidance for 2023 is between 87,500 - 97,000 ounces. Production of 12,500 - 17,000 ounces are expected from the Bilboes oxide project and between 75,000 - 80,000 ounces from Blanket.

The critical factors that influence whether the Bilboes oxides project and Blanket can achieve its targets include:

●

The Group’s ability to maintain an adequate supply of consumables and equipment if there is any resurgence in the COVID-19 pandemic and/or disruption to the supply chain arising from unrest in South Africa;

●	Our gold sale proceeds continuing to be received in full and on-time;

●	The Group’s continuing ability to make local and international payments in the normal course of business; and

●	Blanket’s ability to manage the erratic supply of electricity from ZESA as proposed in section 4.9 of this MD&A.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

The Group’s consolidated on-mine cost per ounce guidance for 2023 is in the range of $900 to $1,000 per ounce; guidance for consolidated AISC is $1,150 to $1,250 per ounce (excluding CSR costs). Bilboes oxide project on-mine cost is expected to be between $1,200-$1,320 per ounce and on-mine cost for Blanket between $770-$850 per ounce (excluding CSR costs). This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Capital Expenditure

Capital expenditure at Blanket in 2023 is budgeted to   be $30.9 million (inclusive of CMSA’s mark-up). Capital expenditures include:

●	Tailings storage facility (first phase) - $ 9.6 million;

●	Capital development at 30 and 34 levels - $9.8 million;

●	Utilities for the Central Shaft infrastructure - $3.3 million;

●	Information technology infrastructure - $1 million;

●	Mill and surface engineering - $2.6 million; and

●	Staff housing - $500.

The Bilboes oxide project capital expenditures for 2023 amount to $540 as most of the infrastructure to mine the oxide project was in place at acquisition. Exploration capital expenditure at Bilboes, Motapa and Maligreen is budgeted at $3.6 million.

Strategy

The immediate strategic focus is to:

●	maintain production at Blanket to the targeted rate of between 75,000-80,000 ounces range per annum from 2022;

●	re-commence deep level drilling at Blanket with the objective of upgrading inferred mineral resources, thereby extending the life of mine;

●	obtain 12,500-17,000 ounces of gold production from the Bilboes oxide project; and

●	complete the Caledonia feasibility study on the Bilboes sulphide project to estimate the funding requirements and commence construction of the sulphides project.

Caledonia will continue geological evaluations at the Maligreen and the Blanket Mine claims areas with the objective of increasing the confidence level of the existing estimated mineral resource base as discussed in section 5 of this MD&A. Further geological evaluation plans at Motapa are underway.

Caledonia will evaluate further investment opportunities in Zimbabwe and elsewhere having regard to its funding and management capacity.

4.11	COVID-19

Blanket employs over 2,000 employees the vast majority of whom live with their dependents on the mine village. One case of COVID-19 was recorded at Blanket during 2020; 232 cases of COVID-19 were detected in 2021 of which there were, regrettably, two deaths - of an employee and a dependent. Further cases were detected at the Company’s offices in Harare, Johannesburg and St Helier. 28 cases of COVID-19 were recorded in 2022. Blanket procured sufficient doses of an approved vaccine for all adult employees and their spouses; as at December 31, 2022, 2,066 of Blanket’s employees and 1,030 of the Blanket employees’ dependents living on the Blanket site have been vaccinated on site.

Severe effects of COVID-19 have reduced globally and had no significant effect on production, costs or capital projects in the Quarter.

4.12	Solar project

As noted in section 4.9, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages.  In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. In 2020, the Caledonia board approved the project and the company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share. Caledonia’s 12.2 MWac solar plant was connected to the Blanket grid in November, 2022 and was fully commissioned in early February 2023 at a construction cost of approximately $14.3 million.

At the date of the approval of this MD&A the plant provides approximately 27% of Blanket’s total electricity requirement during the day. Completion of the solar plant coincided with an improvement in the supply of power from the grid which has substantially reduced the amount of diesel consumed.  In January 2023 Blanket consumed 18,000 litres of diesel compared to an average of 120,000 litres per month for the whole of 2022.  Whilst it is uncertain that this level of improvement will be maintained, the successful implementation of the solar plant is expected to result in a meaningful reduction in diesel usage.

In December 2022, the Caledonia board approved a proposal for CMS (which owns the solar plant) to issue loan note instruments (“bonds”) up to a value of $12,000,000. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and after December 31, 2022 up to the date of this MD&A $4.5 million of bonds have been issued to Zimbabwean registered commercial entities.

5	EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Maligreen. Management is in the process of evaluating a drilling plan at Motapa.

Blanket

There was no deep exploration drilling at Blanket in the Year. Deep level exploration drilling will re-commence after the related development, in the Central Shaft area, has been completed to provide access to new drilling positions.

On February 6, 2023 Caledonia announced that the total measured and indicated mineral resources estimate at Blanket, inclusive of mineral reserves, had increased by 52% to 1,095,000 ounces of gold in 10.72 million tonnes at a grade of 3.18g/t and the total mineral reserves estimate at Blanket had increased by 1% to 395,000 ounces of gold in 3.94 million tonnes at a grade of 3.12g/t compared to the amounts stated in the technical report summary exhibited to the Company’s annual report on Form 20-F for the year ending December 31, 2022.

The review of existing data, the completion of Central Shaft and the migration to digital estimation protocols allowed for an increase to the mineral resources estimate. The estimate was based on data at as March 31, 2022 for mineral resources and September 1, 2022 for mineral reserves.

A technical report detailing the above information was filed on SEDAR on March 13, 2023.Exploration at Blanket’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket.  Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties still owned other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant.  The GG satellite property remains on care and maintenance.

Maligreen

Caledonia purchased the mining claims over the area known as Maligreen, situated in the Zimbabwe Midlands, for a cash consideration of US$4 million in November 2021. Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years. The total area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 ounces of gold mined from oxides between 2000 and 2002 after which the operation was closed.

Since Caledonia acquired the Maligreen claims it has been focused on reviewing the geological work conducted at the property with a view to upgrading the mineral resources. On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR9 updating the estimated mineral resources at Maligreen.  The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

6.	INVESTING

An analysis of investments is set out below.

($’000’s)	2019	2020	2021	2022	2022	2022	2022	2022
	Year	Year	Year	Q1	Q2	Q3	Q4	Year
Total investment – Property, plant and equipment	20,423	24,778	31,269	12,365	13,258	10,759	11,050	47,432
Blanket	20,128	24,315	29,323	6,601	6,335	11,279	10,052	34,267
Solar	-	372	1,581	5,744	6,706	(748)	496	12,198
Other	295	91	365	20	217	228	502	967

Total investment – Exploration and evaluation assets	172	3,058	1,582	224	412	311	8,451	9,398
Connemara North	-	300	163	4	-	-	-	4
Glen Hume	-	2,661	1,176	-	-	-	-	-
Maligreen	-	-	-	184	364	362	520	1,430
Motapa	-	-	-	-	-	-	7,844	7,844
Other Satellite properties	172	97	243	36	48	(51)	87	120

Investment in property, plant and equipment at Blanket is discussed in section 4.7 of this MD&A; investment in solar is as discussed in section 4.12; investment in exploration and evaluation assets is as set out in section 5.

9 Refer to technical report entitled "Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe dated November 3, 2022 prepared by Minxcon (Pty) Ltd and filed on SEDAR on November 7, 2022.

Acquisition of Motapa gold exploration project

On November 2, 2022 Caledonia announced that it had purchased Motapa Mining Company UK Limited, the parent company of a Zimbabwe subsidiary which holds a registered mining lease over the Motapa gold exploration property in Southern Zimbabwe ("Motapa").

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to Caledonia’s Bilboes gold project.

Motapa was formerly owned and explored by Anglo American Zimbabwe prior to its exit from the Zimbabwean gold sector in the late 1990s and is approximately 75km north of Bulawayo with a mining lease covering approximately 2,200 hectares.

Motapa has been mined throughout most of the second half of the 20th century; Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022.  Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa Mining Company UK Limited (and its Zimbabwe subsidiary Arraskar Investments (Private) Limited). The remainder of the purchase price of $7.25m was settled by the issue of loan notes (refer to note 30 of the Consolidated Financial Statements).

The aggregate principal amount of the loan notes is $7.25 million.  Interest on the loan notes is compounded monthly at an interest rate of 13% per annum, starting from the date of issue. Interest is payable on the principal amount of the loan notes outstanding from time to time on the date of redemption of the loan notes.

The loan notes are repayable on the following maturity dates:

●	$5 million notes to be payable on March 31, 2023 and,

●	in respect of the remaining $2.25 million notes to be payable on June 30, 2023 or,

●	in each case, such later date as may be agreed, in writing, between Caledonia and each of the noteholders.

Bilboes Gold

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold, the parent company of Bilboes Holdings. The total consideration was agreed at 5,123,044 Caledonia shares, representing approximately 28.5% of Caledonia's fully diluted equity (although this is subject to adjustment up or down to a maximum of 5,497,293 shares) and a 1% net smelter royalty on the project's revenues.

Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.

Bilboes has NI43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold in 26.64 million tonnes at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold in 35.18 million tonnes at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold in 9.48 million tonnes at a grade of 1.89 g/t.

The company understands that the project has produced approximately 288,000 ounces of gold since 1989.

A feasibility study prepared by the vendors indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine.

Following completion of the transaction in January 2023, Caledonia is commisionining its own feasibility study to identify the most judicious way to commercialise the project to optimize shareholder returns.  One approach that is being considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding.

Caledonia has commenced the oxide project that is expected to be cash positive within 6 months of the commencement of work on the oxide project and will start generating revenues by the end of the first quarter of 2023. This also has the benefit of partially pre-stripping the area for the main development of the project.

7.	FINANCING

Caledonia financed all its operations using funds on hand and funds generated by its operations, and Blanket’s overdraft facilities which were as set out below at December 31, 2022.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at December 31, 2022	Repayment terms	Security	Expiry
Stanbic Bank Zimbabwe Limited	Sep-21	RTGS$300 million	Nil	On demand	Unsecured	Feb ’24
Stanbic Bank Zimbabwe Limited	Dec-21	US$1 million	US$0.5 million	On demand	Unsecured	Feb ’24
CABS Bank of Zimbabwe	Apr-22	US$2 million	US$1.3 million	On demand	Unsecured	Nov ’23
Ecobank	Nov-22	US$5 million	US$3.5 million	On demand	Unsecured	Oct ’23

Subsequent to Year end the Stanbic Bank Zimbabwe $1 million overdraft increased to $4 million and the Ecobank facility increased to US$7 million both on the same terms as in the table above. Nedbank Zimbabwe extended an unsecured US$7 million overdraft facility to Blanket in 2023. As at the date of this MD&A $4.5 million of bonds were issued by Caledonia as discussed in section 4.12.

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February to May 2023, at a strike price of $1,750 per ounce. The put options were entered into to protect the Company against gold prices lower that $1,750 over the period hedged. Refer to note 14.1 of the Consolidated Financial Statements for the accounting treatment of the put options. At Year end these put options were the only hedging option instruments that have not expired.

On March 9, 2022 in response to a very volatile gold price, the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

On February 17, 2022 the Group entered into a zero-cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825, over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period. At the beginning of the Quarter, this hedging arrangement paid $416,000 due to the prevailing gold price that fell below the collar strike price.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)
As at	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2021	2021	2022	2022	2022	2022
Term facility	70	-	-	-	-	-
Gold loan	-	2,866	3,322	-	-	-
Cash and cash equivalents in the statement of cashflows	13,010	17,152	14,430	10,862	6,167	1,496
Working capital	35,729	35,360	31,530	25,695	23,975	5,986

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at December 31, 2022 plus anticipated cashflows exceeded its planned and foreseeable commitments as set out in section 9.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $15.0 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Consolidated Financial Statements). The Company had the following contractual obligations at December 31, 2022:

Payments due by Period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	17,454	-	-	-	17,454
Provisions	-	684	598	1,676	2,958
Capital expenditure commitments	4,066	-	-	-	4,066
Lease liabilities	132	181	-	-	313
Cash-settled share-based payments	1,188	1,029	-	-	2,217

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket and ordered by Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft which is discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the exploration properties, from Caledonia’s cash resources as augmented by the placing that was announced on March 23, 2023.

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases.  As of December 31, 2022, the Group had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $2.9 million (December 30, 2021: $3.4 million).

10.	NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2021	2022	2021	2022
Production cost (IFRS)	14,178	18,335	53,126	62,998
COVID-19 labour and consumable expenses	(79)	(66)	(297)	(311)
Cash-settled share-based expense	(277)	(412)	(692)	(853)
Less exploration and safety costs	(218)	(250)	(774)	(998)
On-mine admin costs, employee incentives and intercompany adjustments	(168)	(1,387)	(453)	(1,970)
On-mine production cost*	13,436	16,220	50,910	58,866
Gold sales (oz)	18,160	19,926	68,617	80,094
On-mine cost per ounce ($/oz)	740	814	742	735

Royalty	1,612	1,716	6,083	7,124
Exploration, remediation and permitting cost	-	57	155	146
Sustaining capital expenditure#	3	659	619	1,880
Sustaining administrative expenses&	1002	887	2,320	3,191
Inventory write down	-	(563)	-	(563)
Silver by-product credit	(32)	(28)	(122)	(116)
Cash-settled share-based payment expense included in production cost	277	412	692	853
Cash-settled share-based payment expense	51	274	477	609
Equity-settled share-based payment expense	-	308	-	484
Procurement margin included in on-mine cost*	(651)	(740)	(2,401)	(2,163)
All-in sustaining cost	15,698	19,203	58,733	70,311
Gold sales (oz)	18,160	19,926	68,617	80,094
AISC per ounce ($/oz)	864	964	856	878

COVID-19 donations	-	-	74	-
COVID-19 labour and consumable expenses	79	66	297	311
Non-sustaining administrative expenses&	3,432	3,763	8,082	10,918
Permitting and exploration expenses	-	18	74	59
Non-sustaining capital expenditure#	8,629	10,394	30,650	45,555
Total all-in cost	27,838	33,444	97,910	127,154
Gold sales (oz)	18,160	19,926	68,617	80,094
All-in cost per ounce ($/oz)	1,533	1,678	1,427	1,588

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining costs and all-in costs as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. From Q4 2022 administrative expenses have been allocated between AISC and all-in cost. Prior years have been restated in the MDA.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

10.2	Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce
($’000’s, unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2021	2022	2021	2022
Revenue (IFRS)	32,136	34,178	121,329	142,082
Revenues from sales of silver	(32)	(28)	(122)	(116)
Revenues from sales of gold	32,104	34,150	121,207	141,966
Gold ounces sold (oz)	18,160	19,926	68,617	80,094
Average realised gold price per ounce (US$/oz)	1,768	1,714	1,766	1,772

10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to the Blanket Mine Employee Trust, foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2021	2022	2021	2022
Profit for the period (IFRS)	5,589	(8,327)	23,142	22,866
Non-controlling interest share of profit for the period	(1,367)	298	(4,737)	(4,963)
Profit attributable to owners of the Company	4,222	(8,029)	18,405	17,903
Blanket Mine Employee Trust adjustment	(109)	45	(326)	(517)
Earnings (IFRS)	4,113	(7,984)	18,079	17,386
Weighted average shares in issue (thousands)	12,323	12,831	12,170	12,831
IFRS EPS (cents)	33.3	(62.2)	148.6	135.5

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	1,310	2,237	1,571	8,325
- less tax	(322)	(554)	(381)	(2,056)
- less non-controlling interest	(129)	(223)	(153)	(827)
Unrealised net foreign exchange gains	(2,153)	(8)	(2,755)	(12,736)
- less tax	467	87	567	3,042
- less non-controlling interest	216	20	270	1,265
Adjusted IFRS profit excl. foreign exchange	3,502	(6,425)	17,198	14,399
Weighted average shares in issue (thousands)	12,323	12,831	12,170	12,831
Adjusted IFRS EPS excl. foreign exchange (cents)	28.4	(50.1)	141.3	112.2

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	109	(45)	326	517
Impairment of property, plant and equipment	325	8,012	497	8,209
Impairment of E&E assets	-	467	3,837	467
Expected credit losses on deferred consideration on the disposal of subsidiary	761	-	761	-
Bilboes pre-operational expenses	-	830	-	830
Deferred tax	449	3,495	5,240	3,796
Non-controlling interest portion deferred tax and impairment	(87)	(1,524)	(602)	(1,629)
Inventory write-down	-	563	-	563
- less tax	-	(139)	-	(139)
Fair value losses on derivative financial instruments	133	38	240	1,198
Adjusted profit	5,192	5,271	27,497	28,210
Weighted average shares in issue (thousands)	12,323	12,831	12,170	12,831
Adjusted EPS (cents)	42.1	41.1	225.9	219.9

11.	RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s Board. These transactions are in the normal course of operation.

The Company has entered into a consultancy agreement with SR Curtis, a director of the Board, effective July 1, 2022 until December 31, 2023 of a monthly fee of $44.1 as from July 1, 2022 until December 31, 2022 and $12.5 from January 1, 2023 until December 31, 2023. During the period ended December 31, 2022, the Company recorded $265 (2021: $Nil) in consultancy fees.

Related party transactions are detailed in note 35 to the Consolidated Financial Statements.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Consolidated Financial Statements which have been publicly filed on SEDAR. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

●	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

●	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

●

The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At December 31, 2022 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs performed in 2021. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Consolidated Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a Qualified Person principally in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-holes intersections where multiple reefs are intersected;
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources principally in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows;
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold oreand receives the prevailing spot price for the gold contained therein. On February 17, 2022 the Company entered into a cap and collar hedging arrangement for 20,000 ounces of gold over a period of 5 months from March to July 2022.  The hedging contract had a cap of $1,940 and a collar of $1,825, meaning that, for the 4,000 ounces of gold per month for the period, Caledonia would receive an effective gold price per ounce of not less than $1,825 or greater than $1,940 and would receive an effective spot gold price between these two levels. In July 2022, the cap and collar hedge gave rise to a receipt of approximately $420,000 because the prevailing gold price fell below the collar.  On March 9, 2022 in response to a very volatile gold price, the Company purchased a matching quantity of call options at a strike price above the cap in order to limit margin exposure and reinstate gold price upside above the strike price.

The hedging arrangements described above expired at the end of July.

On December 22, 2022 the Company purchased cost put options to hedge 16,672 ounces of gold over a period of 5 months from December 2022 to May 2023 at a strike price of $1,750 per ounce.

Refer to note 14 of the Consolidated Financial Statements for more detail on the hedging agreements.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in January 2023 as it fell due.

Included in cash and cash equivalents is a restricted cash amount of $1 million (denominated in RTGS$) held by Blanket. The amount represents cash earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 and has a 90-day tenure to settlement. The cash was transferred to CMSA, denominated in South African Rand, on January 13, 2023.

iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a portion of the RTGS$ component of the VAT receivable.  Management continues its efforts to recover the RTGS$ component of the VAT receivable either by cash payment and/or offset against other tax amounts payable by Blanket.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Consolidated Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter.  The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation

On January 3, 2020, the Company announced a 9.1% increase in the quarterly dividend from 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced the deferral of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. On April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

On June 29, 2020, the Company announced a 13% increase in the quarterly dividend from 7.5 cents to 8.5 cents per share.

On October 1, 2020, the Company announced an 18% increase in the quarterly dividend from 8.5 cents to 10 cents per share.

On January 4, 2021, the Company announced a 10% increase in the quarterly dividend from 10 cents to 11 cents per share.

On April 6, 2021 the Company announced a 9% increase in the quarterly dividend from 11 cents to 12 cents per share.

On July 6, 2021 the company announced an 8% increase in the quarterly dividend from 12 cents to 13 cents per share.

On October 4, 2021 the company announced an 8% increase in the quarterly dividend from 13 cents to 14 cents per share. This seventh increase represents a cumulative 104% increase in the quarterly dividend since October 2019.

On January 4, 2022, the Company announced a dividend of 14 cents per share payable on January 28, 2022.

On April 4, 2022 the Company announced a dividend of 14 cents per share payable on April 29, 2022.

On July 5, 2022 the Company announced a dividend of 14 cents per share payable on July 29, 2022.

On October 3, 2022 the Company announced a dividend of 14 cents per share payable on October 28, 2022.

On December 30, 2022 the Company announced a dividend of 14 cents per share payable on January 27, 2023.

The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

Management and board appointments and resignations during the Year and up to the date of this MD&A were as follows:

●	On January 6, 2023, Mr Victor Gapare, previous Chief Executive Officer of Bilboes Holdings, was appointed to the board as executive director.

●	On July 1, 2022, Mr Steve Curtis stepped down as Chief Executive Officer; he remains on the board as a non-executive director and is retained as a consultant to the Group until December 2023.

●	On July 1, 2022, Mr Mark Learmonth, previous Chief Financial Officer, was appointed as Chief Executive Officer.

●	On July 1, 2022, Mr Chester Goodburn, previous Group Financial Manager, was appointed as Chief Financial Officer.

●	On May 4, 2022, Mr Gordon Wylie was appointed to the board as an independent non-executive director with effect from May 5, 2022;

●	On February 28, 2022, Mr John McGloin resigned from the board as a non-executive director; and

●	On January 20, 2022, Mr Dana Roets, Chief Operating Officer, was appointed to the board as an executive director.

16.	SECURITIES OUTSTANDING

At March 23, 2023, being the last day practicable prior to the publication of this MD&A, Caledonia had 17,283,312 common shares issued and the following outstanding options to purchase common shares (“Options”) granted in equal amounts to each of the employees of 3PPB LLC being P Chidley and P Durham:

Number of Options	Exercise Price	Expiry Date

10,000	CAD11.50	25-Aug-24
10,000	USD 9.49	30-Sep-29
20,000

The OEICP allows that the number of shares reserved for issuance to participants under the plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

Awards under the Plan made to executives and certain other senior members of management on January 24, 2022, consisting of a target of 130,380 performance units (“PUs”), are only to be settled in shares.  The PUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target PUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant Options on a further 1,512,761 shares at the date of this MD&A on the assumption that all other outstanding LTIPs are settled in cash at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

●

COVID-19 pandemic:  The COVID-19 pandemic had no discernable effect on the Group or its operations during the period under review.  The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on  the Company:  its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold ore produced by Blanket; and the supply of capital equipment may be affected by production delays at the manufacturers.  In response to these risks, management has introduced measures to safeguard its employees from the virus; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections.  However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

●	Liquidity risk: Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all its anticipated investment needs.

●

Availability of foreign currency:  The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement the investment plan as scheduled.    The Company has established mechanisms to increase the proportion of its revenues it can access in US Dollars.  No assurance can be given that sufficient foreign currency will continue to be available.

●

Exploration risk:  The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

●

Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A, as well as other projects including in particular the Bilboes oxides project. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

●

Production estimates:  Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

●

Mineral rights:  The Company’s existing mining lease, claims, licences, and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences.  The Company may not make payments by the required date or meet development and production schedules that are required to protect its lease, claims and licences.

●

Metal prices:  The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company had a hedging arrangement in place for a portion of production for the period from March to July 2022 and entered into a hedging arrangement in December 2022 for December 2022 to May 2023.  Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

●

Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

●

Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity had been sold.  With new mining areas having been acquired by the Group the incidence and possibility of illegal mining has increased.  The Group is receiving adequate support and assistance from the Zimbabwean police.

●

Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and constructing a solar plant which provided approximately 27% of Blanket’s power requirements. Production at Blanket has also been adversely affected by the instability of the incoming electricity supply. The Company has installed further auto-tap changers to increase the protection against power surges and it has further increased its diesel generating capacity.

●

Water supply:  Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average, and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

●

Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket is depleted.  The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

●

Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket.  Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

●

Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is owned by the RBZ.  In 2021, the Ministry of Finance announced a modification to the regulations that allow gold producers who are listed on the VFEX to export their incremental gold production.  The Company has clarified the mechanism whereby this revised policy may be affected and it is hoped that the first shipments and direct sale of gold in terms of these mechanisms may be effected in the second quarter of 2023.   The responsibility for making payments to gold producers was transferred from the RBZ to Fidelity in early 2020 following which Blanket has received payments more promptly.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parametres to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at December 31, 2022, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at December 31, 2022.  Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at December 31, 2022, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr. Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Canada’s National Instrument 43-101.  Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.